Exhibit 99.1

Updated Mem&Arts and Appointment of Chief Strategy and Investor Relations Officer Grand Cayman, Cayman Islands, July 11, 2022. Inter & Co. Inc. (Nasdaq: INTR; B3: INBR31) (“Inter&Co”) announces that Santiago Horacio Stel was appointed by the Board of Directors and took office as Chief Strategy and Investor Relations Officer of Inter&Co. Santiago Horacio Stel holds a degree in Economics from the University of Buenos Aires and an MBA from Fuqua School of Business at Duke University. Before joining Inter&Co, he worked at Morgan Stanley Investment Banking Division from 2012 to 2022 covering financial institutions in Latin America in M&A and capital raising transactions, including Inter’s IPO in 2018. Prior to Morgan Stanley Santiago Stel worked at Barclays Capital 2010 to 2012 in the Latin America Debt Capital Markets Group and prior to that in Banco Itaú Argentina in the risk management group from 2004 to 2009. The table below presents the names, age and position of Inter&Co’s executive officers: Name Age Position João Vitor N. Menin T. de Souza 40 Chief Executive Officer Helena Lopes Caldeira 35 Chief Financial Officer Alexandre Riccio de Oliveira 41 Managing Director Priscila Salles Vianna de Paula 34 Chief Marketing & Customer Experience Officer Guilherme Ximenes de Almeida 42 Chief Technology Officer Ray Tarick Pereira Chalub 36 Chief Operations Officer Santiago Horacio Stel 42 Chief Strategy & Investor Relations Officer Helena Lopes Caldeira continues to be the Investor Relations and Chief Financial Officer of Banco Inter S.A. Inter&Co hereby also announces that its Memorandum and Articles of Association were amended to reflect certain changes requested by the Brazilian securities exchange commission, Comissão de Valores Mobiliários (“CVM”), as part of the ongoing procedure to register Inter&Co’s currently Level 1 BDRs as Level 2 BDRs. The changes were made to check full changes in a redline. The updated Memorandum and Articles of Association are attached as an exhibit hereto. Additional information may be obtained from Inter&Co’s Investor Relations Department, e-mail address ri@bancointer.com.br, or on Inter&Co’s website (https://ri.bancointer.com.br/en/). SANTIAGO HORACIO STEL Chief Strategy & Investor Relations Officer of Inter&Co

Registrar of Companies Government Administration Building 133 Elgin Avenue George Town Grand Cayman Inter & Co, Inc. (ROC #370755) (the "Company") TAKE NOTICE that by written resolution of the shareholders of the Company dated 7 June 2022, the following special resolution was passed: It is resolved, by special resolution, that the Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto (the "New Memorandum and Articles"). We, being the holders of all of the issued shares in the capital of the Company, hereby consent, by way of unanimous written consent, to the matters that are the subject of the above special resolution and to any variation of the rights attached to the shares of each class of shares in the capital of the Company issued to and held by each of us to be effected by, in connection with or resulting from, (i) the passing of such special resolution; and (ii) the adoption of the New Memorandum and Articles, and we hereby waive any rights we may otherwise have in relation thereto. ___________________________________ Stephanie-Ann Whittaker Corporate Administrator for and on behalf of Maples Corporate Services Limited Dated this 9th day of June 2022 Filed: 09-Jun-2022 11:04 EST Auth Code: D19566665901 www.verify.gov.ky File#: 370755

THE COMPANIES ACT (AS REVISED) EXEMPTED COMPANY LIMITED BY SHARES AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF INTER & CO, INC. (adopted by Special Resolution passed on 7 June 2022)

2 THE COMPANIES ACT (AS REVISED) EXEMPTED COMPANY LIMITED BY SHARES AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF INTER & CO, INC. (adopted by Special Resolution passed on 7 June 2022) 1 The name of the Company is Inter & Co, Inc. 2 The registered office of the Company shall be at the offices of of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide. 3 Subject to the following provisions of this Memorandum, the objects for which the Company is established are (i) the business of holding equity participations in other entities and any matters ancillary or incidental thereto; and (ii) any matters necessary for, or ancillary or incidental to, the administration of the Company from time to time. 4 Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act. 5 Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed. 6 The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands. 7 The liability of each Member is limited to the amount from time to time unpaid on such Member's shares. 8 The share capital of the Company is US$50,000 divided into 20,000,000,000 shares of a nominal or par value of US$0.0000025 each which, at the date on which this Memorandum becomes

3 effective, comprise (i) 10,000,000,000 Class A Common Shares; (ii) 5,000,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 5,000,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company, PROVIDED THAT, subject to the Act and the Articles of Association, the Company shall have the power to issue all or any part of its capital, whether original, redeemed, increased or reduced, with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any condition or restriction whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be common, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided. 9 The Company may exercise the power contained in the Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction. 10 Capitalised terms that are not defined in this Memorandum of Association bear the meaning given in the Articles of Association of the Company.

4 THE COMPANIES ACT (AS REVISED) EXEMPTED COMPANY LIMITED BY SHARES AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF INTER & CO, INC. (adopted by Special Resolution passed on 7 June 2022) 1 Preliminary 1.1 The regulations contained in Table A in the First Schedule of the Act shall not apply to the Company and the following regulations shall be the Articles of Association of the Company. 1.2 In these Articles: (a) the following terms shall have the meanings set opposite if not inconsistent with the subject or context: "Act" means the Companies Act (As Revised) of the Cayman Islands; "Allotment" shares are taken to be allotted when a person acquires the unconditional right to be included in the Register of Members in respect of those shares; "Affiliate" in respect of a Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in- law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity; "Articles" these articles of association of the Company as from time to

5 time amended by Special Resolution; "Audit Committee" the audit committee of the Company formed by the Board pursuant to Article 23.3(a) hereof, or any successor of the audit committee; "Board or Board of Directors" the board of directors of the Company; "Business Combination" a statutory amalgamation, merger, consolidation, arrangement or other reorganization requiring the approval of the members of one or more of the participating companies as well as a short-form merger or consolidation that does not require a resolution of members; "Board Compensation Budget" the proposed annual budget for the aggregate compensation payable to the Directors and Officers; "Chairman" the chairman of the Board of Directors appointed in accordance with Article 20.2; "Class A Common Shares" class A common shares in the capital of the Company having the rights provided for in these Articles; "Class B Common Shares" class B common shares in the capital of the Company having the rights provided for in these Articles; "Clear days" in relation to a period of notice means that period excluding both the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect; "Clearing House" a clearing house recognized by the laws of the jurisdiction in which shares in the capital of the Company (or depository receipts thereof) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction; "Common Shares" Class A Common Shares, Class B Common Shares and shares of such other classes as may from time to time be designated by the Board pursuant to these Articles as being common shares for the purposes of Article 5.2; "Company" the above named company; "Company’s Website" the website of the Company and/or its web-address or domain name; "Compensation Committee" the compensation committee of the Company formed by the Board pursuant to Article 23.3(a) hereof, or any successor of the compensation committee; "Control" the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the

6 board of directors or equivalent decision-making body of such corporation, partnership or other entity; "Controlling Member" means a Member or group of Members holding the Voting Control of the Company; "Costellis" means Costellis International Limited and any of its Affiliates; "Designated Stock Exchange" the Nasdaq Global Market and any other stock exchange or interdealer quotation system listed in Schedule 4 of the Act on which shares in the capital of the Company are listed or quoted; "Directors" the Directors for the time being of the Company or, as the case may be, those Directors assembled as a Board or as a committee of the Board; "Dividend" includes a distribution or interim dividend or interim distribution; "Electronic" has the same meaning as in the Electronic Transactions Act (As Revised); “Electronic Communication” a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the SEC’s website) or other electronic delivery methods as otherwise decided and approved by the Board; "Electronic Record" has the same meaning as in the Electronic Transactions Act (As Revised); "Electronic Signature" has the same meaning as in the Electronic Transactions Act (As Revised); "ESG Committee" the environmental, social, and governance committee of the Company formed by the Board pursuant to Article 24 hereof, or any successor of the environmental, social, and governance committee; "Exchange Act" the Securities Exchange Act of 1934, as amended of the United States of America; “Executed” includes any mode of execution; “Holder” in relation to any share, the Member whose name is entered in the Register of Members as the holder of the share; “Incentive Plan” any incentive plan or scheme established or implemented by the Company pursuant to which any Person who provides services of any kind to the Company or any of its direct or indirect subsidiaries (including, without limitation, any employee, executive, officer, director, consultant, secondee or other provider of services) may receive and/or acquire newly- issued shares of the Company or any interest therein;

7 “Indemnified Person” every Director, alternate Director, Secretary or other officer for the time being or from time to time of the Company; “Independent Director” a Director who is an independent director as defined in the rules of any Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be; “Islands” the British Overseas Territory of the Cayman Islands; “Member” has the same meaning as in the Act; “Memorandum” the memorandum of association of the Company as from time to time amended; “Month” a calendar month; "New Controlling Member" has the meaning given in Article 10-A.1; “Nominating Committee” the nominating committee of the Company formed by the Board pursuant to Article 23.3(a) hereof, or any successor of the nominating governance committee; “Officer” includes a Director and any Secretary; “Ordinary Resolution” a resolution (i) of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting, or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed; “Other Indemnitors” persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons’ involvement in the management of the Company; “Paid up” paid up as to the par value of the shares and includes credited as paid up; “Person” any individual, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, association, organization or any other entity or governmental entity; “Register of Members” the register of Members required to be kept pursuant to the Act; “Seal” the common seal of the Company including every duplicate seal; “SEC” the Securities and Exchange Commission of the United States

8 of America or any other federal agency for the time being administering the Securities Act; “Secretary” any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary; “Securities Act” the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time; “Share” a share in the share capital of the Company, and includes stock (except where a distinction between shares and stock is expressed or implied) and includes a fraction of a share; “Signed” includes an electronic signature or a representation of a signature affixed by mechanical means; “Special Resolution” has the same meaning as in the Act (thus requiring a two- thirds majority) and includes a unanimous written resolution of all Members entitled to vote and expressed to be a special resolution; “Subsidiary” a company is a subsidiary of another company if that other company: (i) holds a majority of the voting rights in it; (ii) is a member of it and has the right to appoint or remove a majority of its board of directors; or (iii) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or if it is a subsidiary of a company which is itself a subsidiary of that other company. For the purpose of this definition the expression “company” includes any body corporate established in or outside of the Islands; “Treasury Share” a share held in the name of the Company as a treasury share in accordance with the Act; “U.S. Person” a Person who is a citizen or resident of the United States of America; "Voting Control" means the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the Company; “Written and in Writing” includes all modes of representing or reproducing words in visible form including in the form of an electronic record. (b) unless the context otherwise requires, words or expressions defined in the Act shall have the same meanings herein but excluding any statutory modification thereof not in force when these Articles become binding on the Company; (c) unless the context otherwise requires: (i) words importing the singular number shall include the plural number and vice-versa; (ii) words importing the masculine gender only

9 shall include the feminine gender; and (iii) words importing persons only shall include companies or associations or bodies of person whether incorporated or not; (d) the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative; (e) the headings herein are for convenience only and shall not affect the construction of these Articles; (f) references to statutes are, unless otherwise specified, references to statutes of the Islands and, subject to paragraph (b) above, include any statutory modification or re- enactment thereof for the time being in force; and (g) where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose. 2 Formation Expenses The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration. 3 Situation of offices of the Company 3.1 The registered office of the Company shall be at such address in the Islands as the Board shall from time to time determine. 3.2 The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Board may from time to time determine. 4 Shares 4.1 (a) Subject to the rules of any Designated Stock Exchange and to the provisions, if any, in the Memorandum and these Articles, the Board has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the capital of the Company without the approval of Members (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Board may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Act. (b) In particular and without prejudice to the generality of paragraph (a) above, the Board is hereby empowered to authorise by resolution or resolutions from time to time and without the approval of Members; (i) the creation of one or more classes or series of preferred shares, to cause to be issued such preferred shares and to fix the designations, powers, preferences and

10 relative participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting rights and powers (including full or limited or no voting rights or powers) and liquidation preferences, and to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series; (ii) to designate for issuance as Class A Common Shares or Class B Common Shares from time to time any or all of the authorised but unissued shares of the Company which have not at that time been designated by the Memorandum or by the Directors as being shares of a particular class; (iii) to create one or more further classes of shares which represent common shares for the purposes of Article 5.2; and (iv) to re-designate authorised but unissued Class B Common Shares from time to time as shares of another class. (c) The Company shall not issue shares or warrants to bearer. (d) Subject to the rules of any Designated Stock Exchange, the Board shall have general and unconditional authority to issue options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company to such persons, on such terms and conditions and at such times as the Board may decide. 4.2 Notwithstanding Article 4.1, at any time when there are Class A Common Shares in issue, Class B Common Shares may only be issued pursuant to: (a) a share-split, subdivision or similar transaction or as contemplated in Articles 5.6 or 34.1(b) below; (b) a Business Combination involving the issuance of Class B Common Shares as full or partial consideration; or (c) an issuance of Class A Common Shares, whereby holders of Class B Common Shares are entitled to purchase a number of Class B Common Shares that would allow them to maintain their proportional ownership interest in the Company pursuant to Article 4.3. 4.3 With effect from the date on which any shares of the Company are first admitted to trading on a Designated Stock Exchange, subject to Articles 4.4, 4.5 and 4.6, the Company shall not issue Class A Common Shares to a person on any terms unless:

11 (a) it has made an offer to each person who holds Class B Common Shares in the Company to issue to him on the same economic terms such number of Class B Common Shares as would ensure that the proportion in nominal value of the issued Common Shares held by him as Class B Common Shares after the issuance of such Class A Common Shares will be as nearly as practicable equal to the proportion in nominal value of the issued Common Shares held by him as Class B Common Shares before the said issuance; and (b) the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made. An offer made pursuant to this Article 4.3 may be made in either hard copy or by electronic communication, must state a period during which it may be accepted and the offer shall not be withdrawn before the end of that period. The period referred to must be at least 30 days beginning with the date on which the offer is deemed to be delivered in accordance with Article 36. 4.4 An offer shall not be regarded as being made contrary to the requirements of Article 4.3 by reason only that: (a) fractional entitlements are rounded or otherwise settled or sold at the discretion of the Board; or (b) no offer of Class B Common Shares is made to a shareholder where the making of such an offer would in the view of the Board pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange such that the Board considers it is necessary or expedient in the interests of the Company to exclude such shareholder from the offer; or (c) the offer is conditional upon the said issue of Class A Common Shares proceeding. 4.5 The provisions of Article 4.3 do not apply in relation to the issue of: (a) Class A Common Shares if these are, or are to be, wholly or partly paid up otherwise than in cash; (b) Class A Common Shares which would, apart from any renunciation or assignment of the right to their allotment, be held under or issued pursuant to an Incentive Plan; and (c) Class A Common Shares issued in furtherance of an initial public offering of shares of the Company (IPO) or issued to underwriters in connection with an IPO pursuant to any over- allotment options granted by the Company. 4.6 Holders of Class B Common Shares may from time to time by consent in writing (in one or more counterparts) approved by the holder or holders of two-thirds of the Class B Common Shares in issue, referring to this Article 4.6, authorise the Board to issue Class A Common Shares for cash and, on the granting of such an authority, the Board shall have the power to issue (pursuant to that authority) Class A Common Shares for cash as if Article 4.3 above did not apply to:

12 (a) one or more issuances of Class A Common Shares to be made pursuant to that authority; and/or (b) such issuances with such modifications as may be specified in that authority, and unless previously revoked, that authority shall expire on the date (if any) specified in the authority or, if no date is specified, 12 months after the date on which the authority is granted, but the Company may before the power expires make an offer or agreement which would or might require Class A Common Shares to be issued after it expires. 4.7 The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares. 4.8 The Company may, in so far as the Act permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the capital of the Company. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid up shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage fees as may be lawful. 4.9 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the holder. 4.10 (a) If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than two-thirds of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll; (b) For the purposes of Article 4.10, the Directors may treat all classes of shares or any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration. (c) The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by: (i) the creation or issue of further shares ranking pari passu therewith; (ii) by the redemption or purchase of any shares of any class by the Company;

13 (iii) the cancellation of authorised but unissued shares of that class; or (iv) the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares with enhanced or weighted voting rights. (d) The rights conferred upon holders of Class A Common Shares shall not be deemed to be varied by the creation or issue from time to time of further Class B Common Shares and the rights conferred upon holders of Class B Common Shares shall not be deemed to be varied by the creation or issue from time to time of further Class A Common Shares. 4.11 The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution may, unless otherwise agreed at the time such contribution is made, be treated by the Company as a distributable reserve, subject to the provisions of the Act and these Articles. 5 Class A Common Shares and Class B Common Shares 5.1 Holders of Class A Common Shares and Class B Common Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Common Shares and Class B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members in general meetings. Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company. 5.2 Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established pursuant to the Memorandum and/or these Articles from time to time, holders of Common Shares shall: (a) Be entitled to such dividends as the Board may from time to time declare; (b) In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and (c) Generally be entitled to enjoy all of the rights attaching to shares. 5.3 In no event shall Class A Common Shares be convertible into Class B Common Shares. 5.4 Class B Common Shares shall be convertible into Class A Common Shares as follows: (a) Right of Conversion. Class B Common Shares shall be convertible into the same number of Class A Common Shares, on a share-to-share basis, in the following manner: (1) a holder of Class B Common Shares has the right to call upon the Company to effect a conversion of all or any of his Class B Common Shares which right shall be exercised, at any time after issue and without payment of any additional sum, by notice in writing given to the Company at its registered office (and which

14 conversion shall be effected by the Company promptly upon delivery of the said notice); (2) the holder(s) of a majority of the then outstanding Class B Common Shares have the right to require that all outstanding Class B Common Shares be converted, which right shall be exercised, at any time after issue and without payment of any additional sum, by notice in writing (which may be in one or more counterparts) signed by each of such holders given to the Company at its registered office (and which conversion shall be effected by the Company promptly upon delivery of the said notice); (3) a Class B Common Share shall automatically convert into a Class A Common Share immediately and without further action by the holder upon the registration in the Register of Members of any transfer of a Class B Common Share (whether or not for value and whether or not the certificate(s) (if any) representing such Class B Common Share are surrendered to the Company), other than: (i) a transfer to the holder of Class B Common Shares and/or to heirs and successors of such holder of Class B Common Shares and/or to Affiliate of such holder of the Class B Common Share; (ii) a transfer to one or more trustees of a trust established for the benefit of the holder or an Affiliate of such holder of the Class B Common Share; (iii) a transfer to a partnership, corporation or other entity exclusively owned or controlled by the holder or an Affiliate of the holder of the Class B Common Share; (iv) transfers to organisations that are exempt from taxation under Section 501(3)(c) of the United States Internal Revenue Code of 1986, as amended (or any successor thereto); or (v) a transfer to any transferee (other than those listed in items (i) to (iv) above) that has agreed in writing with the Company to make and subsequently makes an Offer pursuant to Article 10-A. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other security interest or third party right of whatever description on any Class B Common Shares to secure a holder’s contractual or legal obligations shall not be deemed to be a transfer unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in such third party (or its nominee) holding legal title to the related Class B Common Shares, in which case all the related Class B Common Shares shall be automatically and immediately converted into the same number of Class A Common Shares. (4) if at any time, the total number of the issued and outstanding Class B Common Shares is less than 10% of the voting share rights of the Company outstanding, the Class B Common Shares then in issue shall automatically and immediately

15 convert into Class A Common Shares and no Class B Common Shares shall be issued by the Company thereafter. (b) Mechanics of Conversion. Before any holder of Class B Common Shares shall be entitled to convert such Class B Common Shares into Class A Common Shares pursuant to sub-paragraph (a) (1) above, the holder shall, if available, surrender the certificate or certificates therefor, duly endorsed (where applicable), at the registered office of the Company. Upon the occurrence of one of the bases of conversion provided for in paragraph (a) above, the Company shall enter or procure the entry of the name of the relevant holder of Class B Common Shares as the holder of the relevant number of Class A Common Shares resulting from the conversion of the Class B Common Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificate(s) in respect of the relevant Class A Common Shares, together with a new certificate for any unconverted Class B Common Shares comprised in the certificate(s) surrendered by the holder of the Class B Common Shares, are issued to the holders of the Class A Common Shares and Class B Common Shares, as the case may be, if so requested. Any conversion of Class B Common Shares into Class A Common Shares pursuant to this Article 5 shall be effected by any manner permitted by applicable law (including by means of: (i) the re-designation and re-classification of the relevant Class B Common Share as a Class A Common Share together with such rights and restrictions for the time being attached thereto and shall rank pari passu in all respects with the Class A Common Shares then in issue; and/or (ii) the compulsory redemption without notice of Class B Common Shares and the automatic application of the redemption proceeds in paying for such new Class A Common Shares into which the Class B Shares have been converted). Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion. If the conversion is in connection with an underwritten public offering of securities, the conversion may, at the option of any holder tendering such Class B Common Shares for conversion, be conditional upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Common Shares upon conversion of such Class B Common Shares shall not be deemed to have converted such Class B Common Shares until immediately prior to the closing of such sale of securities. The Company shall at all times reserve and keep available out of its authorised but unissued Class A Common Shares, for the purpose of effecting the conversion of the Class B Common Shares, such number of Class A Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Common Shares. (c) Effective upon and with effect from the conversion of a Class B Common Share into a Class A Common Share in accordance with this Article 5.4, the converted share shall be treated for all purposes as a Class A Common Share and shall carry the rights and be subject to the restrictions attaching to Class A Common Shares.

16 5.5 No subdivision of Class A Common Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Common Shares are concurrently and similarly subdivided in the same proportion and the same manner, and no subdivision of Class B Common Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class A Common Shares are concurrently and similarly subdivided in the same proportion and the same manner. 5.6 No consolidation of Class A Common Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Common Shares are concurrently and similarly consolidated in the same proportion and the same manner, and no consolidation of Class B Common Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time may be effected unless Class A Common Shares are concurrently and similarly consolidated in the same proportion and the same manner. 5.7 In the event that a dividend or other distribution is paid by the issue of Class A Common Shares or Class B Common Shares or rights to acquire Class A Common Shares or Class B Common Shares (i) holders of Class A Common Shares shall receive Class A Common Shares or rights to acquire Class A Common Shares, as the case may be; and (ii) holders of Class B Common Shares shall receive Class B Common Shares or rights to acquire Class B Common Shares, as the case may be. 5.8 No Business Combination (whether or not the Company is the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of Class A Common Shares have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B Common Shares, and (ii) save as foresaid, the holders of Class A Common Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Common Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. 5.9 No tender or exchange offer to acquire any Class A Common Shares or Class B Common Shares by any third party pursuant to an agreement to which the Company is to be a party, nor any tender or exchange offer by the Company to acquire any Class A Common Shares or Class B Common Shares shall be approved by the Company unless by the terms of such transaction: (i) the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, the same form of consideration (as shall be adjusted, in the case of share or equivalent consideration, by the directors so as to account for the different economic and voting rights that exist or may exist between such consideration and the share classes) as the holders of Class B Common Shares, and (ii) save as foresaid, the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Common Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. 5.10 Save and except for voting rights and conversion rights and as otherwise set out in Article 4.3 and in this Article 5, Class A Common Shares and the Class B Common Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions and share ratably and otherwise be identical in all respects as to all matters.

17 6 Share Certificates 6.1 A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer or conversion shall be cancelled and subject to the Articles and, save as provided in Articles 6.3, 7 and 8 below and in the case of a conversion of shares pursuant to Article 5.4, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled. 6.2 Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. 6.3 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate. 7 Lien 7.1 The Company shall have a first and paramount lien on every share (not being a share which is fully paid as to its par value and share premium) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share (including any premium payable). The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount in respect of it. 7.2 The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold. 7.3 To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale. 7.4 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold, if any, and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

18 8 Calls on Shares and Forfeiture 8.1 Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. 8.2 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed. 8.3 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. 8.4 If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at an annual rate of ten percent (10%), but the Directors may waive payment of the interest wholly or in part. 8.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call, and if it is not paid when due, all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call. 8.6 Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares. 8.7 If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. 8.8 If the notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture. 8.9 Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person, and at any time before a sale, re- allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where, for the purposes of its disposal a forfeited share is to be transferred to any person, the

19 Directors may authorise any person to execute an instrument of transfer of the share to that person. 8.10 A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited, if any, but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at an annual rate of ten percent (10%), from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. 8.11 A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share. 9 Transfer of Shares 9.1 Subject to the terms of the Articles, any Member may transfer all or any of their Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit. 9.2 The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the SEC and/or any other competent regulatory authority or otherwise under applicable law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members. 10 Transmission of Shares 10.1 If a Member dies, the survivor, or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognised by the Company as having any title to his interest; but nothing in these Articles shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.

20 10.2 A person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member had not occurred. 10.3 A person becoming entitled to a share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of such share to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company. 10-A. Tag Along 10-A.1. If, in one or a series of transactions, (i) the Controlling Member transfers Common Shares, whether held directly or indirectly, representing the Voting Control to a person or group of persons acting in concert, or (ii) the Controlling Member transfers all or part of its Common Shares, whether held directly or indirectly, to a person or group of persons acting in concert and such a person or group of persons obtains Voting Control within 12 months from the acquisition of the Controlling Member’s Common Shares or from the receipt of payment by the Controlling Member (such person or group of persons acting in concert described in (i) or (ii), the “New Controlling Member”), then the New Controlling Member shall make a tender offer or exchange offer in writing (the “Offer”) to all direct or indirect holders of Class A Common Shares, pursuant to which such holders of Class A Common Shares shall have the right to elect to receive a price for each Class A Common Share equivalent to the weighted average price per share paid by the New Controlling Member for the acquisition of Common Shares from the Controlling Member during the 12-month period prior to the acquisition of Voting Control by the New Controlling Shareholder. 10-A.2 The New Controlling Member shall commence the Offer within 30 days after the consummation acquisition of Voting Control; provided that if any filing with or approval by the SEC or other securities regulator or stock exchange is required under any applicable law in connection with such Offer, the New Controlling Member shall make such applicable filings or seek such approval within 30 days after acquisition of Voting Control and procure that the Offer is commenced as soon as reasonably practicable thereafter. 10-A.3 Notwithstanding anything to the contrary herein, the obligation to make an Offer pursuant to 10- A.1 shall not apply: (a) if the transfer of Voting Control or the transfer of all or part of the Controlling Member’s Common Shares (as described in 10-A.1(i) or (ii)) occurs as a result of (i) a public offering (as defined by the rules of the Designated Stock Exchange), (ii) a Business Combination, (iii) a tender offer or exchange offer conducted by a third party and addressed to all holders of Class A Common Shares, or (iv) open market transactions at the Designated Stock Exchange;

21 (b) in connection with any transfer to Affiliates, heirs or successors of the Controlling Member; (c) in connection with any transfer to one or more trustees of a trust established for the benefit of the Controlling Member or an Affiliate of the Controlling Member; (d) in connection with any transfer to a partnership, corporation or other entity exclusively owned or controlled by the controlling Member or an Affiliate of the Controlling Member; or (e) in connection with any transfer to organizations that are exempt from taxation under Section 501(3)(c) of the United States Internal Revenue Code of 1986, as amended (or any successor thereto). 10-A.4 If any such Offer referred to in this Article 10-A is not provided in the prescribed time period therein, the Company shall immediately notify the New Controlling Member of that fact in writing and then, unless approved by a Special Resolution (in connection with which, for the avoidance of doubt, the New Controlling Member shall not be entitled to vote): (a) the Shares held by such New Controlling Member shall cease to confer on the holder of them any rights: (i) to vote (whether on a show of hands, on a poll or otherwise and whether in person, by proxy or otherwise), including in respect of any resolution of any class of Shares; (ii) to receive dividends or other distributions otherwise attaching to those Shares; or (iii) to participate in any future issue of Shares issued; and (b) the Company shall not recognise the transfer of any such Shares by the New Controlling Member. The rights referred to in Article 10-A.4(a) and the ability to transfer Shares by the New Controlling Member referred to in Article 10-A.4(b) may be reinstated at any time upon conclusion of the Offer or by a Special Resolution (in connection with which, for the avoidance of doubt, the New Controlling Member shall not be entitled to vote). 11 Changes of Capital 11.1 (a) Subject to and in so far as permitted by the provisions of the Act and these Articles, the Company may from time to time by Ordinary Resolution alter or amend the Memorandum to: (i) increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe; (ii) consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

22 (iii) convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination; (iv) sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum provided that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and (v) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled. (b) Except so far as otherwise provided by the conditions of issue, the new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. 11.2 Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. 11.3 The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner and with and subject to any incident, consent, order or other matter required by law. 12 Redemption and Purchase of Own Shares 12.1 Subject to the provisions of the Act and these Articles, the Company may: (a) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of shares, determine; (b) purchase its own shares (including any redeemable shares) in such manner and on such terms as the Directors may determine and agree with the relevant Member; and (c) make a payment in respect of the redemption or purchase of its own shares in any manner authorised by the Act, including out of capital. 12.2 The Directors may, when making a payment in respect of the redemption or purchase of shares, if so authorised by the terms of issue of the shares (or otherwise by agreement with the holder of such shares) make such payment in cash or in specie (or partly in one and partly in the other).

23 12.3 Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register of Members with respect thereto and the share shall be cancelled. 13 Treasury Shares 13.1 The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share. 13.2 The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration). 14 Register of Members 14.1 The Company shall maintain or cause to be maintained an overseas or local Register of Members in accordance with the Act. 14.2 The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Act. The Directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time. 15 Closing Register of Members or Fixing Record Date 15.1 For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty (30) days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register. 15.2 In lieu of, or apart from, closing the Register of Members, the Directors may fix, in advance or in arrears, a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, provided that such a record date shall not exceed forty (40) clear days prior to the date where the determination will be made. 15.3 If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of

24 Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof. 16 General Meetings 16.1 An annual general meeting of the Company may at the discretion of the Board be held in the year in which these Articles were adopted and shall be held in each year thereafter within the first four (4) months following the end of the financial year of the Company. The Company may, but shall not (unless required by the Act) be obliged to, in each year hold any other general meeting. 16.2 The agenda of the annual general meeting shall be set by the Board and shall include the presentation of the Company’s annual accounts and the report of the Directors (if any) and the Board Compensation Budget. As provided in Article 25.1, where the Company has established a Compensation Committee, the Board shall ensure that the Board Compensation Budget is approved by the Compensation Committee prior to being presented at the annual general meeting. To the extent that the Board Compensation Budget is not approved at an annual general meeting, the last Board Compensation Budget approved by Members, as adjusted for inflation according to an inflation index determined by the Directors in their sole discretion, shall be the Board Compensation Budget for the year ahead. 16.3 Annual general meetings may be held in any place as the Directors may determine. 16.4 All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it. 16.5 The Directors may, whenever they think fit, convene an extraordinary general meeting of the Company, and they shall on a Members’ requisition in accordance with these Articles forthwith proceed to convene an extraordinary general meeting of the Company. 16.6 A Members’ requisition is a requisition of one or more Members holding at the date of deposit of the requisition shares representing in the aggregate not less than five percent of all Shares in issue and entitled to vote at general meetings of the Company. 16.7 The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists. 16.8 If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within fourteen (14) days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further fourteen (14) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three (3) months after the expiration of the first said fourteen (14) day period. 16.9 A general meeting convened as aforesaid by requisitionists shall be convened in as close to the same manner as possible as that in which general meetings are to be convened by Directors.

25 16.10 Save as set out in Articles 16.1 to 16.9, the Members have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company. 17 Notice of General Meetings 17.1 At least twenty one (21) clear days’ notice specifying the place, the day and the hour of each general meeting and the general nature of such business to be transacted thereat shall be given in the manner hereinafter provided, including, but not limited to, as described in Article 36, or in such other manner (if any) as may be prescribed by Ordinary Resolution, to such persons as are entitled to vote or may otherwise be entitled under these Articles to receive such notices from the Company; provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by all of the Members entitled to attend and vote thereat. 17.2 The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that general meeting. 18 Proceedings at General Meetings 18.1 No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-quarter in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall represent a quorum. 18.2 If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called with at least eight (8) days’ notice to Shareholders specifying the place, the day and the hour of the second meeting, as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum. 18.3 A person may participate in a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a Member in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote. 18.4 The Directors may appoint any person to preside as chairman of the meeting. In the event that the Directors do not appoint any person to preside as chairman of the meeting or such person is not present within fifteen (15) minutes after the time appointed for holding the meeting and willing to act, the Chairman or in his absence the vice-chairman of the Board (if any) shall preside as chairman of the meeting, but if neither the Chairman nor such vice-chairman (if any) is present within fifteen (15) minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman. If no Director is willing to act as chairman, or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the

26 Members present in person or by proxy and entitled to vote shall choose one of their number to be chairman. 18.5 The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman of the meeting shall announce at each such meeting the date and time of the opening and the closing of the polls for each matter upon which the Members will vote at such meeting. 18.6 A Director shall, notwithstanding that he is not a Member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company. 18.7 The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice shall be given in the manner herein provided, including, but not limited to, as described in Article 36, specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice. 18.8 At each meeting of the Members, all corporate actions, including the election of Directors, to be taken by vote of the Members (except as otherwise required by applicable law and except as otherwise provided in these Articles) shall be authorised by Ordinary Resolution. Where a separate vote by a class or classes or series is required, save as provided in Article 4.10, the affirmative vote of the majority of Shares of such class or classes or series present in person or represented by proxy at the meeting and voting shall be the act of such class or series (unless provided otherwise in the resolutions providing for the issuance of such class or series). 18.9 At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. 18.10 A poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken. 18.11 In the case of equality of votes, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have. 18.12 If for so long as the Company has only one Member: (a) in relation to a general meeting, the sole Member or a proxy for that Member or (if the Member is a corporation) a duly authorised representative of that Member is a quorum and Article 18.1 is modified accordingly;

27 (b) the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and (c) all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise). 19 Votes of Members 19.1 Subject to any rights or restrictions attached to any shares (including without limitation the enhanced voting rights attaching to Class B Common Shares provided for in Article 5), every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative (not being himself a Member entitled to vote) or by proxy, shall on a poll have one vote for every share of which he is the holder (or, in the case of a Class B Common Share, ten (10) votes for every Class B Common Share of which he is the holder). 19.2 In the case of joint holders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register of Members. 19.3 A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the registered office of the Company, or at such other place as is specified in accordance with these Articles for the deposit or delivery of forms of appointment of a proxy, or in any other manner specified in these Articles for the appointment of a proxy, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable. 19.4 No Member shall, unless the Directors otherwise determine, be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy or by a corporate representative, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid. 19.5 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive. 19.6 Votes may be given either personally or by proxy. Deposit or delivery of a form of appointment of a proxy does not preclude a Member from attending and voting at the meeting or at any adjournment of it, save that only the Member or his proxy may cast a vote. 19.7 A Member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

28 19.8 Subject as set out herein, an instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor save that, subject to the Act, the Directors may accept the appointment of a proxy received in an electronic communication at an address specified for such purpose, on such terms and subject to such conditions as they consider fit. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article. 19.9 Subject to Article 19.10 below, the form of appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may: (a) in the case of an instrument in writing, be left at or sent by post to the registered office of the Company or such other place within the Islands or elsewhere as is specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote; (b) in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications: (i) in the notice convening the meeting; or (ii) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or (iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting; be received at such address at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote; (c) in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited or delivered as required by paragraphs (a) or (b) of this Article after the poll has been demanded and at any time before the time appointed for the taking of the poll; or (d) where the poll is taken immediately but is taken not more than forty-eight (48) hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director; and a form of appointment of proxy which is not deposited or delivered in accordance with this Article or Article 19.10 is invalid. 19.10 Notwithstanding Article 19.9 above, the Directors may by way of note to or in any document accompanying the notice of a general meeting (or adjourned meeting) fix the latest time by which

29 the appointment of a proxy must be communicated to or received by the Company (being not more than 48 hours before the relevant meeting). 19.11 A vote or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of a proxy was contained in an electronic communication, at the address at which the form of appointment was received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll. 19.12 Any corporation or other non-natural person which is a Member of the Company may in accordance with its constitutional documents, or, in the absence of such provision, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member. 19.13 If a Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power or attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of shareholders of the Company, provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of shares specified in such authorisation. 20 Number of Directors and Chairman 20.1 Subject to Article 21.1, the Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time, provided that, unless otherwise determined by the Members acting by Special Resolution, the Board shall consist of at least three (3) Directors and up to twelve (12) Directors. At least: (i) 20% of the total number of Directors; or (ii) two (2), whichever is greater, of the Directors appointed to the Board shall be Independent Directors. 20.2 The Board of Directors shall have a chairman of the Board of Directors elected and appointed by the Directors. The Directors may also elect a vice-chairman of the Board of Directors. The period for which the Chairman and the vice-chairman shall hold office shall also be determined by the Directors. The Chairman shall preside as chairman at every meeting of the Board of Directors at which he is present. Where the Chairman is not present at a meeting of the Board of Directors, the vice-chairman of the Board of Directors (if any) shall act as chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting.

30 21 Appointment, Disqualification and Removal of Directors 21.1 Save as provided in Articles 21.3 and 21.4, Directors shall be elected by an Ordinary Resolution of Members. 21.2 Every Director and officer shall be appointed for a two-year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed). Directors are eligible for re-election. 21.3 Any vacancies on the Board arising other than upon the removal of a Director by resolution passed at a general meeting can be filled by the remaining Director(s) (notwithstanding that the remaining Director(s) may constitute fewer than the number of Directors required by Article 20.1 or fewer than is required for a quorum pursuant to Article 28.1). Any such appointment shall be as an interim Director to fill such vacancy until the next annual general meeting of Members (and such appointment shall terminate at the commencement of the annual general meeting) or until the appointment of a new non-interim Director. 21.4 The Company may enter into agreements with one or more Members granting them the right to appoint and remove one or more Directors on such terms as the Directors may determine from time to time. Any Director appointed pursuant to this Article 21.4 may only be removed in accordance with the terms of such agreements and as otherwise set out in these Articles. 21.5 Additions to the existing Board may be made by Ordinary Resolution. 21.6 There is no age limit for Directors of the Company. 21.7 No shareholding qualification shall be required for a Director. A Director who is not a Member shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company. 21.8 While any shares of the Company are admitted to trading on a Designated Stock Exchange, the Board must at all times comply with the residency and citizenship requirements of securities laws of the United States applicable to foreign private issuers and shall at no time have a majority of Directors who are U.S. Persons. Notwithstanding any other provision in these Articles, no appointment or election of a U.S. Person as a Director shall be permitted if such appointment or election would have the effect of creating a majority of Directors who are U.S. Persons, and any such appointment or election shall be disregarded for all purposes. 21.9 Directors may be removed (with or without cause) by Ordinary Resolution of Members. The notice of general meeting must contain a statement of the intention to remove the Director and must be served on the Director not less than ten (10) calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal. 21.10 The office of a Director shall be vacated automatically if: (a) he or she becomes prohibited by law from being a Director;

31 (b) he or she becomes bankrupt or makes any arrangement or composition with his creditors generally; (c) he or she dies or is, in the opinion of all his co-Directors, incapable by reason of mental disorder of discharging his duties as Director; (d) he or she resigns his or her office by notice to the Company; or (e) he or she is absent without permission of the Directors from three (3) consecutive meetings of Directors and the remaining Directors resolve that his or her office be vacated. 22 Alternate Directors 22.1 Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him. 22.2 An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors (in place of his appointor) and generally to perform all the functions of his appointor as a Director in his absence. 22.3 An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director. 22.4 Any appointment or removal of an alternate Director shall be by written notice to the Company at its registered office, signed by the Director making or revoking the appointment, or in any other manner approved by the Directors. 22.5 Subject to the provisions of these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him. 23 Powers of Directors 23.1 Subject to the provisions of the Act, to the Memorandum and the Articles (including Article 23.3), to any directions given by Ordinary Resolution and to the listing rules of any Designated Stock Exchange, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors. 23.2 Subject to Article 23.3, the Board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue

32 debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party. 23.3 The Company shall not take any of the following actions without the approval of Members by way of an Ordinary Resolution (unless a Special Resolution is required under the Act): (a) acquisitions where the issuance of Shares (including Shares issued pursuant to an earn- out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Shares) equals 20% or more of the pre-transaction outstanding Shares or aggregate voting power outstanding of the Company; (b) acquisitions where the issuance of Shares (including Shares issued pursuant to an earn- out provisions or similar type of provision and securities that are convertible, exercisable or exchangeable for Shares) equals 5% or more of the pre-transaction outstanding Shares or aggregate voting power outstanding of the Company when an Officer, Director or Member who beneficially own 5% of the total outstanding Shares or voting power of the Company has a 5% or greater interest in the target or assets to be acquired (or such persons collectively have a 10% or greater interest in the target or assets to be acquired); (c) transactions, other than a public offering (as defined by the rules of the Designated Stock Exchange), involving the sale, issuance or potential issuance by the Company of Shares (or securities that are convertible, exercisable or exchangeable for Shares), which alone or together with sales by Officers, Directors or Members who beneficially own 5% of the total outstanding Shares or voting power of the Company, equals 20% or more of the Shares or voting power of the Company outstanding before the sale or issuance if such sale or issue price is lower than the closing price (as reported by the Designated Stock Exchange) of the Shares the trading day immediately preceding the signing of the binding agreement in relation to such sale or issue or the average of the closing price (as reported by the Designated Stock Exchange) of the Shares the five trading days immediately preceding the signing of the binding agreement in relation to such sale or issue; (d) the issuance of Shares (or securities that are convertible, exercisable or exchangeable for Shares) that will result in a change of Control of the Company; (e) the adoption or material amendment of any Incentive Plan or equity compensation arrangement by the Company other than in circumstances where Member approval would not be necessary pursuant to the rules of the Designated Stock Exchange; and (f) a merger or spin-off involving the Company, with one or more businesses or entities. In determining whether or not any of the foregoing actions may require the approval of Members, the Directors shall have regard to the rules of the relevant Designated Stock Exchange and their interpretation. 24 Delegation of Directors' Powers 24.1 Subject to these Articles, the Directors shall appoint at least two (2) Persons and up to ten (10) Persons, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice

33 to the foregoing generality, the offices of chief executive officer, chief operating officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) and with such powers and duties as the Directors may think fit. 24.2 Without limiting the generality of Article 24.1, the Directors may appoint one or more of their body to the office of managing Director or to any other executive office under the Company, and the Company may enter into an agreement or arrangement with any Director for his/her employment, subject to applicable law and any listing rules of the SEC or any Designated Stock Exchange, or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate automatically if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company. 24.3 The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers. 24.4 Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee, Nominating Committee and ESG Committee), consisting of such Director(s) or other person(s) as the Directors thinks fit. They may also delegate to any executive officer or committee of executive officers such of their powers as they consider desirable to be exercised by him or them. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee. 24.5 Without limiting the generality of Article 24.4, the Board shall establish a permanent Audit Committee, which shall comprise at least three (3) Persons and up to five (5) Persons, and may establish a Compensation Committee, which shall comprise at least three (3) Persons and up to six (6) Persons, a Nominating Committee, which shall comprise at least three (3) Persons and up to six (6) Persons, and an ESG Committee, which shall comprise at least three (3) Persons and up to seven (7) Persons, and, where such committees are established, the Board may adopt formal written charters for such committees and, if so, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 24.4 and as required by the rules of the Designated Stock Exchange or applicable law. Each of the Audit Committee, the Compensation Committee, the Nominating Committee and the ESG Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For

34 so long as any class of Shares is listed on a Designated Stock Exchange, the Audit Committee, the Compensation Committee, the Nominating Committee and the ESG Committee shall be made up of such number of Independent Directors as is required from time to time by the rules of the Designated Stock Exchange or otherwise required by applicable law. 24.6 At least one (1) member of the Audit Committee will be an audit committee financial expert as determined by the rules adopted by the Designated Stock Exchange. Such financial expert shall have a special past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication 25 Remuneration and Expenses of Directors 25.1 The Directors shall be entitled to such remuneration as the Board may determine, subject to the Board Compensation Budget, and, unless otherwise determined, the remuneration shall be deemed to accrue from day to day. If established, the Compensation Committee: (i) will assist the Board in reviewing and approving compensation decisions; and (ii) is required to approve the Board Compensation Budget prior to it being presented at the annual general meeting. 25.2 Members of the Audit Committee may be paid annual compensation in the form of a fixed salary in such amount as the Board may determine, subject to the Board Compensation Budget. 25.3 A Director who at the request of the Directors goes or resides outside of the Islands, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Directors may decide. 25.4 The Directors may be paid all traveling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties. 26 Directors' Gratuities and Pensions The Directors may cause the Company to provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit. 27 Directors' Interests 27.1 Subject to the Act and listing rules of any Designated Stock Exchange, if a Director has disclosed to the other Directors the nature and extent of any direct or indirect interest which the Director has in any transaction or arrangement with the Company, a Director notwithstanding his office:

35 (a) may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested; (b) may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and (c) shall not by reason of his office be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. 27.2 For the purposes of Article 27.1: (a) a general notice given to the Directors to the effect that (1) a Director is a member or officer of a specified company or firm and is to be regarded as having an interest in any transaction or arrangement which may after the date of the notice be made with that company or firm; or (2) a Director is to be regarded as interested in any transaction or arrangement which may after the date of the notice be made with a specified person who is connected with him or her shall be deemed to be a sufficient disclosure that the Director has an interest of the nature and extent so specified; and (b) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his. 27.3 A Director must disclose any direct or indirect interest in any transaction or arrangement with the Company, and following a declaration being made pursuant to the Articles, a Director may not vote in respect of any such transaction or arrangement in which such Director is interested and shall not be counted in the quorum at such meeting. 27.4 Notwithstanding the foregoing, no “Independent Director” (as defined herein) and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company. 28 Proceedings of Directors 28.1 The quorum for the transaction of the business of the Directors shall be a simple majority of the Directors then in office (subject to there being a minimum of two (2) Directors present). A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum, but one such Director shall not constitute a quorum on his own. 28.2 Subject to the provisions of the Articles, the Directors may regulate their proceedings as they determine is appropriate. Meetings of the Directors shall be held at least once every calendar quarter and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the Directors may determine.

36 28.3 In addition to the meetings of all Directors required pursuant to Article 28.2, meetings of the Independent Directors shall be held at least once every calendar quarter and shall take place either in Belo Horizonte, Brazil or at such other place, including virtually, as the Independent Directors may determine. The proceedings of such meetings of Independent Directors shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. 28.4 Questions arising at any meeting shall be decided by a majority of votes. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote. 28.5 A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote. 28.6 A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointor and in his capacity as a Director) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. Unless otherwise provided by its terms, such a resolution shall be effective from the date and time of the last signature. 28.7 A Director or alternate Director may, and another officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least five (5) clear days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis. 28.8 Notwithstanding Article 28.5, if all Directors so agree to the meeting, a Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director may, call a meeting of the Directors on shorter notice than is provided for in Article 28.5 by notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered. 28.9 The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose. 28.10 All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or

37 any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be. 28.11 A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Company immediately after the conclusion of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action. 29 Secretary and Other Officers The Directors may by resolution appoint a Secretary and may by resolution also appoint such other officers as may from time to time be required upon such terms as to the duration of office, remuneration and otherwise as they may think fit PROVIDED THAT, the Directors may only appoint persons as directors of the Company in accordance with Article 21.3. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. The Directors may by resolution remove from that position any Secretary or other officer appointed pursuant to this Article. 30 Minutes The Directors shall cause minutes to be made in books kept for the purposes of recording: (a) all appointments of officers made by the Directors; and (b) all resolutions and proceedings of meetings of the Company, of the holders of any class of shares in the Company and of the Directors and of committees of Directors, including the names of the Directors present at each such meeting. 31 Seal 31.1 The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed, and unless otherwise so determined every such instrument shall be signed by a Director or by such other person as the Directors may authorise. 31.2 The Company may have for use in any place or places outside the Islands a duplicate Seal or Seals, each of which shall be a reproduction of the Seal of the Company and, if the Directors so determine, shall have added on its face the name of every place where it is to be used. 31.3 The Directors may by resolution determine (i) that any signature required by this Article need not be manual but may be affixed by some other method or system of reproduction or mechanical or electronic signature and/or (ii) that any document may bear a printed reproduction of the Seal in lieu of affixing the Seal thereto.

38 31.4 No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of the delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same or affixed the Seal thereto, as the case may be, for and on behalf of the Company shall have ceased to hold such office and authority on behalf of the Company. 32 Dividends 32.1 Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends (including interim dividends) in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors. 32.2 Subject to the provisions of the Act, the Directors may declare dividends in accordance with the respective rights of the Members and authorise payment of the same out of the funds of the Company lawfully available therefor. If at any time the share capital is divided into different classes of shares, the Directors may pay dividends on shares which confer deferred or non- preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights. 32.3 The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares in the capital of the Company) as the Directors may from time to time think fit. 32.4 Except as otherwise provided by the rights attached to shares and subject to Article 15, all dividends shall be paid in proportion to the number of shares a Member holds as of the date the dividend is declared; save that (a) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (b) where the Company has shares in issue which are not fully paid up (as to par value) the Company may pay dividends in proportion to the amount paid up on each share. 32.5 The Directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share. 32.6 Any Ordinary Resolution or Directors’ resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to such distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be

39 paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees. 32.7 Any dividend or other moneys payable on or in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the Register of Members or to such person and to such address as the person or persons entitled may in writing direct. Subject to any applicable law or regulations, every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. 32.8 No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share. 32.9 Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company. 33 Financial Year, Accounting Records and Audit 33.1 Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January each year. 33.2 The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors. The books of account shall be kept at the registered office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors. 33.3 No Member shall be entitled to require discovery of or any information with respect to any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public. 33.4 The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books and corporate records of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law, the listing rules of any Designated Stock Exchange or authorised by the Directors. 33.5 Subject to applicable law and to the rules of any Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by the Directors.

40 33.6 The Directors, having considered the recommendations of the Audit Committee, shall appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Board, and shall fix his or their remuneration. 33.7 Every auditor of the Company shall have a right of access at all times to the books and accounts of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors. 34 Capitalisation of Profits 34.1 The Directors may: (a) subject as provided in this Article, resolve to capitalize any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve; (b) appropriate the sum resolved to be capitalised to the Members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those Members, or as they may direct, in those proportions, or partly in one way and partly in the other, provided that on any such capitalization holders of Class A Common Shares shall receive Class A Common Shares (or rights to acquire Class A Common Shares, as the case may be) and holders of Class B Common Shares shall receive Class B Common Shares (or rights to acquire Class B Common Shares, as the case may be); (c) resolve that any shares so allotted to any Member in respect of a holding by him of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; (d) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and (e) authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such Members. 35 Share Premium Account 35.1 The Directors shall in accordance with Section 34 of the Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed as described in Article 4.11.

41 35.2 There shall be debited to any share premium account: (a) on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital; and (b) any other amounts paid out of any share premium account as permitted by Section 34 of the Act. 36 Notices 36.1 Except as otherwise provided in these Articles and subject to the rules of any Designated Stock Exchange, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally or by posting it airmail or by air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by advertisement in appropriate newspapers in accordance with the requirements of any Designated Stock Exchange, or by facsimile or by placing it on the Company’s Website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders. 36.2 Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail. 36.3 Any notice or other document, if served by: (a) post, shall be deemed to have been served five days after the time when the letter containing the same is posted; (b) facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient; (c) recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; (d) electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or (e) placing it on the Company’s Website, shall be deemed to have been served one (1) hour after the notice or document is placed on the Company’s Website. In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

42 36.4 A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called. 36.5 Any notice or document delivered or sent by post to or left at the registered address of any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share. 36.6 Notice of every general meeting of the Company shall be given to: (a) all Members holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or email address for the giving of notices to them; and (b) every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting. No other Person shall be entitled to receive notices of general meetings 37 Winding Up 37.1 The Board shall have the power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up. 37.2 If the Company is wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Act, divide among the Members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability. 37.3 If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

43 38 Indemnity 38.1 Every Indemnified Person for the time being and from time to time of the Company and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty, willful default or fraud in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere. Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto. 38.2 No such Indemnified Person of the Company and the personal representatives of the same shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of his having joined in any receipt for money not received by him personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Person’s part, unless he has acted dishonestly, with willful default or through fraud. 38.3 The Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 38.4 hereof) Other Indemnitors. The Company hereby agrees that: (i) it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of any Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary); (ii) it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person) without regard to any rights an Indemnified Person may have against any Other Indemnitors; and (iii) it irrevocably waives, relinquishes and releases any Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by any Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person

44 has sought indemnification from the Company shall affect the foregoing, and without prejudice to Article 39 below, Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 38.4 hereof, shall be an Other Indemnitor. 38.4 The Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a Person who is or was (whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Article 38 or under applicable law): (a) a Director, alternate Director, Secretary or auditor of the Company or of a company which is or was a subsidiary of the Company or in which the Company has or had an interest (whether direct or indirect); or (b) the trustee of a retirement benefits scheme or other trust in which a person referred to in Article 38.1 is or has been interested, indemnifying him against any liability which may lawfully be insured against by the Company. 39 Claims Against the Company Notwithstanding Article 38.3, unless otherwise determined by a majority of the Board, in the event that (i) any Member (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim. 40 Untraceable Members 40.1 Without prejudice to the rights of the Company under Article 40.2, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two (2) consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered. 40.2 The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless: (a) all cheques or warrants in respect of dividends of the shares in question, being not less than three (3) in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed; (b) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

45 (c) the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement. For the purposes of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in this Article 40.2 and ending at the expiry of the period referred to in that paragraph. 40.3 To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such persons shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankruptcy or otherwise under any legal disability or incapacity. 41 Amendment of Memorandum of Articles 41.1 Subject to the Act, the Company may by Special Resolution change its name or change the provisions of the Memorandum with respect to its objects, powers or any other matter specified therein. 41.2 Subject to the Act and as provided in these Articles, the Company may at any time and from time to time by Special Resolution, alter or amend these Articles in whole or in part. 42 Transfer by Way of Continuation The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company. 43 Mergers and Consolidations The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Act) upon such terms as the Directors may determine and (to the extent required by the Act) with the approval of a Special Resolution.